Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

March 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Robert Littlepage, Accounting Branch Chief

Claire DeLabar, Staff Accountant

Re:	Coursera, Inc.

Registration Statement on Form S-1

Filed March 5, 2021

File No. 333-253932

Ladies and Gentlemen:

On behalf of Coursera, Inc. (the “Registrant”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated March 15, 2021 (the “Comment Letter”), relating to the Registrant’s Registration Statement on Form S-1, filed on March 5, 2021 (the “Registration Statement”).

The Registrant is concurrently filing an amended Registration Statement (“Amendment No. 1”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of Amendment No. 1 marked to show all changes from the Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

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U.S. Securities and Exchange Commission

March 22, 2021

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement or Amendment No. 1, as noted below. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Form S-1/A filed March 5, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non GAAP Financial Measures, page 82

1.

We note that you discuss both GAAP (net loss and net loss margin) along with Non- GAAP measures of Adjusted EBITDA and Adjusted EBITDA margin on page 75. We also note that you discuss Key Metrics and non-GAAP measures beginning on page 82, but only begin discussing GAAP measures on page 87. Please revise to highlight and focus on GAAP measures in the discussion with greater prominence and prior to your discussion of Metrics and Non-GAAP measures.

Response: The Registrant acknowledges the Staff’s comment and has moved the discussion regarding “Key Metrics and Non-GAAP Financial Measures” beginning on page 82 of the Registration Statement to follow the discussion of GAAP financial measures commencing on page 87 of the Registration Statement. Specifically, the referenced discussion has been moved to follow both “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” and “—Liquidity and Capital Resources,” such that the GAAP measures are disclosed prior to, and with greater prominence than, the non-GAAP measures.

Results of Operations

Comparison of Years ended December 31, 2019 and 2020, page 90

2.

We note that you expanded MD&A to state that the increase in revenues is due primarily to new customers and to a lesser extent existing customers. Please supplementally confirm that the revenues per seat for Enterprise or Degree customers and per course revenue for Consumer customers has not changed significantly from period to period, which may indicate a material trend, or alternatively, expand the discussion to address any trends in changes in unit pricing from period to period.

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U.S. Securities and Exchange Commission

March 22, 2021

Response: The Registrant supplementally confirms that to date it has not observed any material trends related to changes in unit pricing from period to period in its Enterprise and Degrees offerings or in its fees for course certificates or a particular Specialization or Professional or MasterTrack Certificate for Consumer customers. The Registrant further notes that with respect to its Enterprise offering: (a) it has not experienced significant changes in its pricing, and (b) the determinants of the prices charged to customers have not varied significantly. With respect to Degrees revenue, as disclosed, the Registrant earns a Degrees service fee determined based on a percentage of total tuition collected from Degrees students by the university partner. The Registrant supplementally confirms that to date it has not experienced significant changes in the Degrees service fee percentage. Further, while tuition amounts are determined by the university partners, the Registrant supplementally notes that changes in tuition have not had a material effect on revenue. With respect to Consumer revenue, the Registrant supplementally also confirms that it has not experienced significant price changes for its course, Specialization, or certificate offerings from period to period. In response to the Staff’s comment, the Registrant has added disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Revenue” to note that it has not observed significant fluctuations from period to period in its pricing or service fee percentage for its Enterprise and Degrees offerings, respectively, or in its course, Specialization, and certificate offerings.

*****

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or Amendment No. 1, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Anne T. Cappel

Alan F. Denenberg

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